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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 23, 2010
Relating to Preliminary Prospectus dated November 2, 2010
Registration No. 333-169322

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 2, 2010 relating to this offering (the "Preliminary Prospectus"), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-169322) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1411158/000104746910010003/a2200980zs-1a.htm

        The following information is intended to update and supplement the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect an increase in the size of this offering by 7,300,000 shares of common stock, an increase in the over-allotment option by 1,095,000 shares of common stock, a decrease in the price of our initial public offering to $5.00 per share and certain other changes. In the Preliminary Prospectus, we had proposed to offer 4,700,000 shares of our common stock at an estimated price range of between $16.00 and $18.00 per share with an over-allotment option of 705,000 shares of common stock. Unless the context indicates otherwise, as used in this free writing prospectus, the terms "we," "us" and "our" refer to Anacor Pharmaceuticals, Inc.

Common stock offered by us:	12,000,000 shares (excluding up to an additional 1,800,000 shares of common stock to cover over-allotments, if any)
Common stock sold by us in the concurrent private placement	Concurrent with the closing of this offering, funds affiliated with Venrock Associates, or Venrock, will purchase from us in a private placement, the number of shares of our common stock equal to $10.0 million, at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $5.00 per share, this would be 2,000,000 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of these shares to Venrock will not be registered in this offering. We refer to the private placement of these shares of common stock as the concurrent private placement.
Common stock to be outstanding after this offering and the concurrent private placement:	26,614,227 shares (excluding up to an additional 1,800,000 shares of common stock to cover over-allotments, if any)
Initial public offering price per share:	$5.00 per share
Potential purchases by existing stockholders:	GlaxoSmithKline LLC, or GSK, and funds affiliated with Rho Ventures, Venrock, and Aberdare Ventures, each of which is a current stockholder, have indicated an interest in purchasing shares of common stock in this offering with an aggregate purchase price of between $17.0 million and $22.0 million. Any such purchases, if completed, would be made on the same terms as the purchases of shares by the public.

Use of proceeds:	We estimate that we will receive net proceeds of approximately $64.2 million from the sale of the shares of common stock offered in this offering and the concurrent private placement, based on an assumed initial public offering price of $5.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $72.6 million.
We intend to use our estimated pre-offering cash plus approximately $44.5 million of the net proceeds from this offering and the concurrent private placement for the following purposes:

•       approximately $46.7 million to fund Phase 3 clinical trials of AN2690 for onychomycosis and preclinical and clinical activities through the initial Phase 3 clinical trial of AN2728 for psoriasis; and

•       approximately $9.0 million to pay scheduled principal and interest under our loan agreement with Lighthouse Capital Partners V, L.P. bearing interest at a rate of 9.25% per annum and maturing in December 2011.

We intend to use the remainder of the net proceeds to fund other research and development programs, including AN2718 and AN2898, and for working capital, capital expenditures and general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
Our expected use of net proceeds from this offering and the concurrent private placement represents our current intentions based upon our present plans and business condition. Management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering and the concurrent private placement.
Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short-and long-term interest-bearing obligations, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds.

Pro forma as adjusted balance sheet data:	After giving effect to the sale by us of 12,000,000 shares of common stock in this offering and 2,000,000 shares of common stock in the concurrent private placement, based on an assumed initial public offering price of $5.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as of September 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $78.7 million, working capital would have been approximately $65.6 million, total assets would have been approximately $83.1 million and total stockholders' equity would have been approximately $57.5 million.
Pro forma as adjusted capitalization:	After giving effect to the sale by us of 12,000,000 shares of common stock in this offering and 2,000,000 shares of common stock in the concurrent private placement, based on an assumed initial public offering price of $5.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as of September 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $78.7 million, additional paid-in capital would have been approximately $161.1 million, total stockholders' equity would have been approximately $57.5 million and total capitalization would have been approximately $66.5 million.
Dilution:	After giving effect to the sale by us of 12,000,000 shares of common stock in this offering and 2,000,000 shares of common stock in the concurrent private placement, based on an assumed initial public offering price of $5.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2010, would have been approximately $57.5 million, or approximately $2.16 per share. This amount represents an immediate increase in net tangible book value of $2.82 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $2.84 per share to new investors purchasing shares of common stock in this offering.

New investors purchasing shares of common stock in this offering will have purchased approximately 45.1% of the total number of shares of our common stock outstanding immediately after this offering and the concurrent private placement and will have contributed approximately 37.9% of the total consideration paid by all stockholders.
If the underwriters exercise their over-allotment option in full, our existing stockholders would own 52.2%, and our investors purchasing shares in this offering would own 47.8% of the total number of shares of our common stock outstanding after this offering, assuming our existing stockholders do not purchase any shares of our common stock in this offering. However, certain of our current stockholders have indicated an interest in purchasing in the aggregate between $17.0 million and $22.0 million of shares of common stock in this offering, and funds affiliated with Venrock have agreed to purchase $10.0 million of shares of common stock in the concurrent private placement at the assumed initial public offering price of $5.00 per share. If the underwriters exercise their over-allotment option in full, Venrock purchases $10.0 million of shares of common stock in the concurrent private placement, and our current stockholders purchase between $17.0 million and $22.0 million of shares of common stock in this offering, our existing stockholders would own between 63.4% and 66.9%, respectively, and our new investors purchasing shares in this offering would own between 36.6% and 33.1%, respectively, of the total number of shares of our common stock outstanding after this offering and the concurrent private placement.
Principal stockholders:	GSK and funds affiliated with Rho Ventures, Venrock and Aberdare Ventures, each of which is a current stockholder, have indicated an interest in purchasing, individually, up to an aggregate of between $17.0 million and $22.0 million of shares of common stock in this offering, based upon an assumed initial public offering price of $5.00 per share. Such purchases have been neither confirmed nor allocated. However, if such stockholders purchase all shares they have indicated interests in purchasing, the number of shares beneficially owned by all directors and executive officers as a group will increase to between 15,205,132 and 16,205,132, and the percentage of common stock beneficially owned by them after this offering will increase to between 55.6% and 59.2%.

Concurrent with the closing of this offering, funds affiliated with Venrock will purchase from us in a private placement shares of our common stock with an aggregate purchase price of $10.0 million, at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $5.00 per share, this would be 2,000,000 shares, which would increase the percentage of common stock beneficially owned by Venrock to 15.1%, excluding any shares purchased by Venrock in this offering.

        Anacor Pharmaceuticals, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Anacor Pharmaceuticals, Inc. has filed with the SEC for more complete information about Anacor Pharmaceuticals, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Anacor Pharmaceuticals, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citi, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220, or by calling (800) 831-9146 or emailing a request to batprospectusdept@citi.com or Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or by calling (800) 503-4611 or emailing a request to prospectusrequest@list.db.com.

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  Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated November 23, 2010 Relating to Preliminary Prospectus dated November 2, 2010 Registration No. 333-169322